JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 5, 2015

Stephanie Hui

Christina Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (“Trust”) N-14; File Nos. 333-194631

Dear Mses. Hui and Fettig:

This letter is in response to the comments you provided to the Trust on April 14, 2015 with respect to the Trust’s Registration Statement on Form N-14 (the “N-14”). Our responses to your comments are set forth below. We will incorporate the changes referenced in our responses below into the 497(c) filing.

1)	Comment: Please include a copy of the accounting survivor analysis.

Response: Our analysis of the factors outlined in the North American Security Trust no action letter (pub. avail. August 5, 1994) supporting our determination that the acquiring fund will be the accounting survivor following the reorganization is as follows.

As a starting point, we observe that the acquiring fund will be the surviving legal entity whose performance will be used going forward.

a) Portfolio Management – This factor considers which portfolio management team will manage the combined fund. The current portfolio management team of the acquiring fund will continue to manage the acquiring fund after the reorganization. Since December 2013, the acquired fund has been managed by the same portfolio management team as the acquiring fund. Prior to December 2013, the acquired fund was managed by a different team.

b) Portfolio Composition – This factor considers which of the two funds the portfolio composition of the combined fund more closely resembles. Since December 2013, the two funds have been managed in a substantially identical manner with substantially identical investment objectives, policies and restrictions. All of the holdings of the acquired fund are permitted investments for the acquiring fund. It is anticipated that, in the reorganization, the acquiring fund will acquire substantially all of the holdings of the acquired fund. Further, the acquiring fund’s investment strategy will prevail and the portfolio management team does not anticipate that there will be material re-positioning of the portfolio of the acquiring fund as a result of the reorganization. Any repositioning of the acquiring fund in connection with the reorganizations is anticipated to represent less than 5% of the value of its assets. As a result, the portfolio composition of the acquiring fund after the reorganizations will be substantially the same as it was prior to the reorganizations.

c) Investment Objectives, Policies and Restrictions – This factor considers the investment policy attributes of the two funds. We reviewed and compared the investment objectives, investment strategies and restrictions to understand the differences, if any, between the acquired fund and acquiring fund. As noted above, since December 2013, the two funds have been managed in a substantially identical manner with substantially identical investment objectives, policies and restrictions. Moreover, none of the acquiring fund’s investment objectives, policies or restrictions will be changed as a result of the reorganization.

d) Expense Structures and Expense Ratios – This factor considers the load structures, expense ratios and investment advisory fees to identify whether the combined fund’s expense structure more closely resembles the acquired fund or acquiring fund.

i) The investment advisory fees of the acquired fund and acquiring fund are the same and will not be changed as a result of the reorganization.

ii) Upon the reorganization, the combined fund will retain the expense structure of the acquiring fund except that the following expense limitation agreement will be in place upon the closing of the reorganization. JPMIM, JPMFM and JPMDS have contractually agreed to waive their fees and/or reimburse the expenses of the acquiring fund, as needed, in order to maintain the total annual fund operating expenses after fee waivers and expense reimbursements (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses and expenses related to the Board’s deferred compensation plan) of each class of shares of the acquiring fund at the level in effect immediately prior to the Reorganization of the corresponding class of the acquired fund. These contractual fee waivers and/or reimbursements will stay in effect until June 20, 2016.

e) Asset Size – This factor considers the relative size of each fund. The acquiring fund is substantially larger than the acquired fund. As of October 31, 2014, the acquiring fund had AUM of approximately $713.86 million whereas the acquired fund had AUM of approximately $116 million.

2)	Comment: Please revise incorporations by reference for registration statements to make clear that they only include supplements as of the date of the N-14 registration statement.

Response: The requested change has been made.

3)	Comment: Please ensure that descriptions of the similarities in funds’ investment strategies are consistent.

Response: The requested change has been made.

4)	Comment: In correspondence, please explain why the acquiring fund’s gross expenses will be higher after the proposed merger. Please disclose that the acquiring fund will have higher gross expenses after the merger.

Response: The acquiring fund’s gross expenses will be higher after the proposed merger because of an increase in sub-transfer agency expenses. The requested change has been made.

5)	Comment: Please disclose the first date that any contractual waivers may expire.

Response: The requested change has been made.

6)	Comment: On page 2, please quantify the extent of the anticipated portfolio repositioning resulting from the reorganization.

Response: The requested change has been made.

7)	Comment: In correspondence, please include a statement that the securities of the acquired fund will comply with the investment restrictions of the acquiring fund.

Response: The securities of the acquired fund comply with the investment restrictions of the acquiring fund.

In connection with your review of the N-14 filed by the Trust on March 16, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald

John T. Fitzgerald

Assistant Secretary